An Annual Meeting of Shareholders was held on June 4, 2015. Shareholders voted to elect Trustees of the Fund to hold office for a term of three years or until their respective successors shall have been duly elected and qualified. The following votes were cast with respect to each of the nominees:

				For		Withheld
Oleg M. Pohotsky 		38,827,856	296,554
WilliamS. Reardon, CPA		38,838,419	285,991

William S. Reardon, CPA and Oleg M. Pohotsky were elected to serve until the 2018 Annual Meeting.

Trustees serving until the 2016 Annual Meeting are Rakesh K. Jain, Ph.D., Daniel R. Omstead, Ph.D. and Lucinda H. Stebbins, CPA.

Trustees serving until the 2017 Annual Meeting are Michael W. Bonney and
Uwe E. Reinhardt. Shareholders ratified the appointment of Deloitte & Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2015 by the following votes:


   For 		 Against	Abstain
38,872,372        81,480	170,560